Exhibit 99.1

QILUN GROUP INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	Unaudited
Assets
Current Assets:
Cash	$4,648,708	$11,948,756
Accounts receivable, net – third parties	1,501,024	1,170,020
Accounts receivable, net – related parties	-	-
Prepayments- third parties	2,705,965	296,753
Prepayments - related parties	3,307,256	-
Inventories	550,008	583,358
Amount due from related parties	760,944	763,700
Other receivables and deposit	3,777, 528	178,704
Total current assets	17,251,433	14,941,291
Plant and equipment, net	816,111	321,639
Right-of-use assets	97,359	80,449
Total assets	$18,164,903	$15,343,379

Liabilities and shareholders’ equity
Current Liabilities:
Accounts payable - third parties	$97,794	$285,106
Accounts payable - related parties	796,062	278,225
Deposits received from third parties	3,014,420	2,286,017
Deposits received from related parties	103,200	438,302
Amount due to related parties	1,344,998	1,153,624
Other payables	410,318	435,445
Tax payable	392,742	411,418
Payroll payable	101,938	77,397
Operating lease liabilities, current	100,668	72,439
Total current liabilities	6,362,140	5,437,973
Operating lease liabilities, less current portion	-	13,809
Deposits received from third parties, non current	4,421,410	3,545,788
Total liabilities	10,783,550	8,997,570

Shareholders’ equity
Common stock; $0.0001 par value, 500,000,000 shares authorized; 116,550,000 and 116,550,000 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	11,655	11,655
Additional paid-in capital	5,177,220	5,177,220
Statutory reserve	305,930	155,296
Retained earnings	2,359,200	1,098,460
Other comprehensive (loss) / income	(472,652)	(96,822)
Total Shareholders’ equity	7,381,353	6,345,809
Total liabilities and Shareholders’ equity	$18,164,903	$15,343,379

The accompanying notes are an integral part of these consolidated financial statements.

F-1

QILUN GROUP INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended June 30,
	2023	2022

Revenue from third parties	$5,195,643	$1,822,685
Revenue from related parties	97,135	29,839
Cost of revenue from third parties	1,098,254	16,655
Cost of revenue from related parties	17,105	572,646
Gross profit	4,177,419	1,263,223

Salaries and benefits	832,680	433,653
Office supplies	352,458	209,103
Utilities expenses	12,766	11,367
Rentals and leases	72,350	127,176
Advertising and promotion expenses	699,005	215,087
Professional fee	322,899	409,742
Depreciation	90,670	33,755
Total operating expenses	2,382,828	1,439,883
Earnings / (loss) from operations before other income and income taxes	1,794,591	(176,660)
Other income	9,047	202,651
Interest income	102,164	4,207
Earnings from operations before income taxes	1,905,802	30,198
Provision for income taxes	(494,428)	(2,054)
Net income	$1,411,374	$28,144

Comprehensive income:
Net income	$1,411,374	$28,144
Foreign currency translation adjustment	(283,883)	(25,586)
Comprehensive income	$1,127,491	$2,558

Basic and diluted Earnings per share	$0.012	$0.0003
Weighted average number of shares outstanding	116,550,000	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-2

QILUN GROUP INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Common stock		Additional			Accumulated Other	Total
	Number of		Paid-in	Statutory	Retained	Comprehensive	Stockholder’
	Shares	Amount	Capital	reserve	Earnings	Income / (loss)	Equity
Balance at January 1, 2022	100,000,000	$10,000	$-	$33,259	$451,120	$6,884	$501,263
Shareholder contribution	-	-	3,513,146	-	-	-	3,513,146
Dividends			-		(268,749)		(268,749)
Net income	-	-	-	5,144	23,000	-	28,144
Foreign currency translation adjustment	-	-	-	-	-	(25,586)	(25,586)
Balance at June 30, 2022	100,000,000	$10,000	$3,513,146	$38,403	$205,371	$(18,702)	$3,748,218

	Common stock		Additional			Accumulated Other	Total
	Number of		Paid-in	Statutory	Retained	Comprehensive	Stockholder’
	Shares	Amount	Capital	reserve	Earnings	Income / (loss)	Equity
Balance at January 1, 2023	116,550,000	$11,655	$5,177,220	$155,296	$1,098,460	$(96,822)	$6,345,809
Net income	-	-	-	150,634	1,260,740	-	1,411,374
Foreign currency translation adjustment	-	-	-	-	-	(375,830)	(375,830)
Balance at June 30, 2023	116,550,000	$11,655	$5,177,220	$305,930	$2,359,200	$(472,652)	$7,381,353

The accompanying notes are an integral part of these consolidated financial statements

F-3

QILUN GROUP INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities
Net income	$1,411,374	$28,144
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	90,670	33,755
Amortization on ROU asset	72,350	62,299
Changes in operating assets and liabilities:
Prepayments - third parties	(2,537,970)	-
Prepayments - related parties	(3,464,626)	(255,855)
Accounts receivable, net	(402,428)	(61,645)
Accounts receivable from related parties, net	-	131
Inventories	7,179	(104,717)
Other receivables and deposit	(3,778,438)	(157,616)
Amount due from related parties	(33,109)	-
Accounts payable - third parties	(182,659)	(23,174)
Accounts payable - related parties	555,716	-
Amount due to related parties	284,256	-
Deposits received – third parties	1,957,846	220,939
Deposits received – related parties	(330,191)	11,825
Payroll payable	29,392	(83,953)
Other payables	(5,603)	1,389
Tax payable	12	(32,764)
Net cash used in operating activities	(6,326,229)	(361,242)

Cash Flows from Investing Activities
Dividends	-	(277,834)
Purchase of plant and equipment	(623,975)	(265,606)
Net cash used in investing activities	(623,975)	(543,440)

Cash Flows from financing activities
Payments for operating lease	(74,683)	(62,299)
Shareholder contribution	-	3,610,292
Payment to related parties	(28,885)	-
Sales of shares to be issued	-	2,142,228
Amount advanced from/ (to) related parties	-	(248,003)
Net cash provided by financing activities	(103,568)	5,442,218

Effect of exchange rate fluctuation on cash and cash equivalents	(246,276)	(237,090)
Net increase in cash and cash equivalents	(7,300,048)	4,300,446

Cash and cash equivalents, beginning of period	11,948,756	1,767,042
Cash and cash equivalents, end of period	$4,648,708	$6,067,488

Supplemental disclosure of cash flow information
Cash paid for income taxes	$494,428	$(2,054)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Qilun Group Inc. (“Qilun”, together as a group with Qilun’s subsidiaries was referred to the “Company” or “we”) was incorporated in Cayman Islands on May 24, 2022. The Company provides cultural products, including calligraphy, painting, book, magazine, cultural and creative products, and related services provide, such as design, planning, exhibition installation, video recording and production when sells products.

Qilun’s subsidiaries include:

●	Qilun Group Limited (“Qilun Group (HK)”), which was established on June 14, 2022 under the laws of Hong Kong. Qilun controlled 100% of the ownership of Qilun Group (HK) since establishment.

●	Qilun Holding (Shenzhen) Company Limited (“Qilun Holding (Shenzhen)”), a privately held Limited Company registered in Guangdong, China on August 29, 2022. Qilun Group (HK) controlled 100% of the ownership of Qilun Holding (Shenzhen) since establishment.

●	Qilun Culture (Shenzhen) Group Co., Ltd. (“Qilun Culture (Shenzhen)”), a privately held Limited Company registered in Guangdong, China on February 26, 2021. On October 14, 2022, Qilun Holding (Shenzhen) acquired 100% of the ownership of Qilun Culture (Shenzhen) from the original shareholders of Qilun Culture (Shenzhen).

●	Qilun Culture (HK) Co., Ltd. (“Qilun Culture (HK)”), which was established on November 12, 2021 under the laws of Hong Kong. Qilun Culture (Shenzhen) controlled 100% of the ownership of Qilun Culture (HK) since establishment. On August 24, 2022, Qilun Culture (Shenzhen) transferred 100% of the ownership of Qilun Culture (HK) to Qilun.

●	Oriental Dream and Strategic Research Institute Limited (“OD&SR Institute”), which was established on October 31, 2022 under the laws of Hong Kong. Qilun Culture (HK) controlled 100% of the ownership of OD&SR Institute since establishment.

●	Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd. (“Qilun Enterprise Management Consultant”), a privately held Limited Company registered in Guangdong, China. On December 7, 2021. Qilun Culture (Shenzhen) controlled 100% of the ownership of Qilun Enterprise Management Consultant since establishment.

●	Shenzhen Houhaitang Culture Communication Co., Ltd. (“Shenzhen Houhaitang”), a privately held Limited Company registered in Guangdong, China on March 31, 2014. On December 31, 2021, Qilun Culture (Shenzhen) acquired 100% of the ownership of Shenzhen Houhaitang from the original shareholders of Shenzhen Houhaitang.

Reorganization

On October 14, 2022, the Company completed a corporate reorganization to combine several controlled entities (now referred to as the “subsidiaries”) into Qilun. The specific transactions related to this reorganization are as follows:

The reorganization involved the incorporation of Qilun, and its wholly-owned subsidiaries, Qilun Group (HK), Qilun Culture (HK) and Qilun Holding (Shenzhen); and the transfer of all equity ownership of Qilun Culture (Shenzhen).

On May 24, 2022, Qilun Group Inc. issued 61,000,000 (61%) common shares to UNIMOS Holdings Limited, a wholly owned holding company of Guangyi Sui.

F-5

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION (Cont’d)

Reorganization (Cont’d)

On June 14, 2022 and August 29, 2022, Qilun established its wholly-owned subsidiaries, Qilun Group (HK) and Qilun Holding (Shenzhen).

On October 14, 2022, the original shareholders of Qilun Culture (Shenzhen) signed Equity Transfer Agreements with Qilun Holding (Shenzhen), whereby shareholders of Qilun Culture (Shenzhen) transferred 100% of the controlling interest in Qilun Culture (Shenzhen) to Qilun Holding (Shenzhen).

As a result of the transaction, Guangyi Sui hold 61% of the Company’s outstanding shares through his wholly owned holding company UNIMOS Holdings Limited. Prior to the transaction, Guangyi Sui controlled Qilun Culture (Shenzhen). Therefore, the transaction was accounted for as a business combination of entities under common control in accordance to ASC 805-50-30-5. Accordingly, the assets and liabilities of the Company and its subsidiaries are presented at the their carrying values at the date of the transaction; the Company’s historical stockholders’ equity was retroactively restated to the first period presented, as the established and acquisition of Qilun Group (HK), Qilun Holding (Shenzhen), Qilun Culture (Shenzhen) and its wholly-owned subsidiaries Qilun Culture HK and Qilun Enterprise Management Consultant was treated as a business combination of entities under common control. Since the Company and its subsidiaries are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

On December 31, 2021, Qilun Culture (Shenzhen) acquired 100% of the ownership of Shenzhen Houhaitang from the original shareholders of Shenzhen Houhaitang, the total consideration for the acquisition is $15,720 (RMB 100,000).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of presentation

The accompanying consolidated financial statements are expressed in U.S. Dollars and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

F-6

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

B. Principles of consolidation

The consolidated financial statements include the accounts of Qilun and its subsidiaries. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of these subsidiaries.

Qilun’s subsidiaries as of the date filing this report are listed as follows:

Name	Place of Incorporation	Attributable equity interest %	Authorized capital
Qilun Group Limited	Hong Kong	100	HK$1,000,000
Qilun Culture (HK) Co., Ltd.	Hong Kong	100	HK$5,000,000
Oriental Dream and Strategic Research Institute Limited	Hong Kong	100	HK$999,000
Qilun Holding (Shenzhen) Company Limited	China	100	US$5,000,000
Qilun Culture (Shenzhen) Group Co., Ltd.	China	100	-
Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd.	China	100	-
Shenzhen Houhaitang Culture Communication Co., Ltd.	China	100	-
Qilun Education and Training (Sanya) Co., Ltd	China	100	-

C. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from these estimates.

D. Functional currency and foreign currency translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Chinese Renminbi (“RMB’), except the functional currency of Qilun is the United States dollar (“US Dollars” or “$”). The reporting currency of these consolidated financial statements is in US Dollars.

Qilun’s subsidiaries that are prepared using the RMB, are translated into the Company’s reporting currency, the US Dollar. Assets and liabilities are translated using the exchange rate at each reporting period end date. Revenue and expenses are translated using weighted average rates prevailing during each reporting period, and stockholders’ equity (deficit) is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income or expense.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from these transactions are included in operations.

F-7

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

D. Functional currency and foreign currency translation (Cont’d)

The exchange rates used for foreign currency translation are as follows:

		For the Six Months Ended June 30,
		2023	2022
		(USD to RMB)	(USD to RMB)
Assets and liabilities	period end exchange rate	7.2542	6.6977
Revenue and expenses	period average	6.9247	6.4787

E. Concentration of credit risk

The Company maintains cash in state-owned banks in China. In China, the insurance coverage of each bank is RMB500,000 (approximately USD$68,926). As of June 30, 2023 and December 31, 2022, the Company had $4,355,249 and $11,615,311 cash in excess of the insured amount, respectively.

During the year ended June 30, 2023, the Company had nil major customers generated more than 10% of revenue.

During the six months ended June 30, 2022, the Company had 5 major customers generated more than 10% of revenue.

	For the Six Months Ended June 30, 2022
	Revenue	Percentage of revenue
A	$320,225	17.3%
B	262,794	14.2%
C	241,134	13.0%
D	219,956	11.9%
E	214,665	11.6%

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash and cash equivalents. Cash equivalents approximate or equal fair value due to their short-term nature. The Company’s cash consist of cash in bank as of June 30, 2023 and December 31, 2022.

G. Inventories

The Company’s inventories primarily consist of goods for sales such as book, magazine, cultural and creative products and materials and expenses in processing, are stated at the lower of cost or net realizable value. Cost is determined using moving weighted average and specific identification method. The Company reviews its inventories regularly for possible obsolete goods and establishes reserves when determined necessary. No reserve for inventory was established as of June 30, 2023 and December 31, 2022.

F-8

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

H. Plant and equipment, net

Plant and equipment are stated at cost net of accumulated depreciation. Expenditures for maintenance and repairs are charged to operations when incurred, while additions and betterments are capitalized. Depreciation is recorded on a straight-line basis over the useful lives of the assets. When assets are retired or disposed, the asset’s original cost and related accumulated depreciation are eliminated from those accounts and any gain or loss is reflected in income.

The estimated useful lives for plant and equipment categories are as follows:

Office equipment	3-5 years
Furniture	5 years
Leasehold improvement	2 years
Vehicle	4 years

I. Fair value measurements

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 820, Fair Value Measurements (“ASC 820”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value for the assets and liabilities required or permitted to be recorded, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices, other than those in Level 1, in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability,

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

F-9

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

I. Fair value measurements (Cont’d)

There were no transfers between level 1, level 2 or level 3 measurements for the six months ended June 30, 2023 and 2022.

Financial assets and liabilities of the Company primarily comprise of cash, Accounts receivable, prepayments, other receivables, inventories, due from related parties, accounts payable, deposits received, payroll payable, tax payable, amount due to related parties. As of June 30, 2023 and December 31, 2022, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

J. Segment information and geographic data

The Company is operating in one segment in accordance with the accounting guidance in FASB ASC Topic 280, Segment Reporting. The Company’s revenues are from customers in People’s Republic of China (“PRC”). All assets of the Company are located in the PRC.

K. Revenue recognition

The Company adopted FASB ASC Section 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the sales of products and services by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that economic benefits will flow to the entity, and specific criteria have been met for each of the Company’s activities as described below.

Product and Service Revenue

The Company mainly sells cultural products, including calligraphy, painting, book, magazine, cultural and creative products, the Company often provide services such as design, planning, exhibition installation, video recording and production when sells products.

The Company sells products and provide service to a customer. The delivery of products to a customer represents a separate performance obligation. The Company’s policy is to recognize the service revenue when service is provided, and recognize the sales revenue when the product is signed for receipt, at that time the sold products and service, ownership and risk of loss have been transferred to the customer. Accordingly, revenue is recognized at the point in time when the products and service is provided. Sales and service revenue is recognized when the products and service has been delivered to the customer as no remaining performance obligation after the delivery of products and service.

Management regularly reviews the sales return and allowance based on historical experience. Any subsequent sales return and cancellations are recognized upon notification from the customers. The amount of sales return allowance for the sale of products and service amounted to $nil as of June 30, 2023 and December 31, 2022.

The Company typically collects fees before delivery of products and service. Amounts received from a customer before the delivery of products and service are recorded as deposits received on the Consolidated Balance Sheets.

F-10

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

K. Revenue recognition (Cont’d)

Cost of Revenues

Cost of revenue consists primarily of the cost of products and service purchased from third party providers to fulfill a contract with a customer, and no asset was recognized from the costs incurred to obtain or fulfill a contract with a customer.

Cost of products consists primarily of the cost of products purchased from suppliers. Cost of products is recognized when the product has been delivered to the customer.

L. Income taxes

The Company follows FASB ASC Section 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740-10-30 requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under ASC 740-10-30, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities or the deferred tax asset valuation allowance.

As a result of the implementation of ASC 740-10, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by ASC 740-10. The Company recognized no material adjustments to liabilities or shareholder’s equity as a result of the implementation.

M. Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings Per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding during the period.

Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of contracts to issue ordinary common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The computation of diluted EPS includes the estimated impact of the exercise of contracts to purchase common stock using the treasury stock method and the potential shares of converted common stock associated with the convertible debt using the if-converted method. Potential common shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the six months ended June 30, 2023 and 2022.

F-11

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

N. Leases

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which increases transparency and comparability among organizations by recognizing right-of-use (“ROU”) lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU maintains a distinction between finance leases and operating leases, which is substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. Retaining this distinction allows the recognition, measurement and presentation of expenses and cash flows arising from a lease to remain similar to the previous accounting treatment. A lessee is permitted to make an accounting policy election by class of underlying asset to exclude from balance sheet recognition any lease assets and lease liabilities with a term of 12 months or less, and instead to recognize lease expense on a straight-line basis over the lease term. For both financing and operating leases, the ROU asset and lease liability is initially measured at the present value of the lease payments in the consolidated balance sheet. In July 2018, the FASB issued ASU 2018-11 which provides entities with the option to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, if necessary. As discussed in Note 11, we adopted ASU 2016-02–Leases (Topic 842) effective January 1, 2020 utilizing the transition option provided by ASU 2018-11.

O. Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended June 30, 2023 and 2022 no impairment of long-lived assets was recognized.

P. Related parties

Parties, which can be a corporation or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

F-12

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Q. Recently accounting pronouncements

In August 2020, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective on August 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on August 1, 2021. We have determined not to early adopt.

Management does not believe that this and any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on our financial statements.

NOTE 3. PREPAYMENTS

Prepayments primarily include prepaid service and products in advance to suppliers. As of June 30, 2023, prepayments to third parties and related parties were $2,705,965 and $3,307,256, respectively, and as of December 31, 2022, prepayments to third parties and related parties were nil and $296,753, respectively.

NOTE 4. INVENTORIES

At June 30, 2023 and December 31, 2022, inventories consist of the following:

	June 30, 2023	December 31, 2022
Finished Goods	$550,008	$583,358
	$550,008	$583,358

NOTE 5. PLANT AND EQUIPMENT, NET

At June 30, 2023 and December 31, 2022, plant and equipment, at cost less accumulated depreciation, consisted of:

	June 30, 2023	December 31, 2022
Office equipment	$153,028	$147,353
Furniture	220,578	231,992
Vehicle	583,924	-
Leasehold improvement	91,242	95,964
Total	1,048,772	475,309
Less: Accumulated depreciation	(232,661)	(153,670)
Total plant and equipment, net	$816,111	$321,639

F-13

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5. PLANT AND EQUIPMENT, NET (Cont’d)

The Company recorded depreciation expense of $90,670 and $33,755 for the six months ended June 30, 2023 and 2022, respectively.

The Company’s customer base is mostly high net worth individuals. Considering the daily reception of VIPs and important personnel, the Company purchased a Bentley car in March 2023, model GT SV8 (23MY).

NOTE 6. RELATED PARTY TRANSACTIONS

Due from related parties

Due from related parties consists of the following:

Name of related parties	June 30, 2023	December 31, 2022
UNIMOS Holdings Limited	6,100	6,100
Sancai Holdings Limited	1,100	1,100
Qilun Classical Art Creation (Shenzhen) Studio	753,744	756,500
	$760,944	763,700

The shareholders will pay off the balance within one year from the date of the shares issued.

Amount due from UNIMOS Holdings Limited and Sancai Holdings Limited were mainly for the paid-in capital to be paid.

Amount due from Qilun Classical Art Creation (Shenzhen) Studio mainly represented amounts borrowed from the Company. The annual interest rate is 10% and the maturity date is July 26, 2023.

Amount due to related parties

Amount due to related parties consisted of the following as of the periods indicated:

Name of related parties	June 30, 2023	December 31, 2022
Ruowen Li	$445,262	$207,333
Guangyi Sui	885,223	931,028
Jingxia Yang	14,513	15,263
	$1,344,998	$1,153,624

On October 14, 2022, the original shareholders of Qilun Culture (Shenzhen) signed Equity Transfer Agreements with Qilun Holding (Shenzhen), whereby shareholders of Qilun Culture (Shenzhen) transferred 100% of the controlling interest in Qilun Culture (Shenzhen) to Qilun Holding (Shenzhen). Amounts due to related parties represented the equity transfer payment to Guangyi Sui, Ruowen Li and Jingxia Yang.

F-14

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 6. RELATED PARTY TRANSACTIONS (Cont’d)

Amount due to related parties (Cont’d)

Besides, amounts due to Ruowen Li and Jingxia Yang represented amounts paid by Ruowen Li and Jingxia Yang for the daily operation of the Company.

Ruowen Li is the CEO, director and shareholder of Qilun, Jingxia Yang is her parent. These debts due to related parties were unsecured, repayable on demand, and interest free.

Guangyi Sui own 100% of UNIMOS Holdings Limited and approximately 52.34% of the total voting power of our outstanding shares. UNIMOS Holdings Limited is a shareholder of the Company.

Prepayments to related parties

Prepayments to related parties consisted of the following as of the periods indicated:

Name of related parties	June 30, 2023	December 31, 2022
Shenzhen Yuecheng Cultural Development Co., Ltd	$798,365	$-
Qilun Classical Art Creation (Shenzhen) Studio	2,508,891	-
Total	$3, 307,256	$-

As of June 30, 2023, prepayments to third parties and related parties were $2,705,965 and $3,307,256 respectively. Notably,prepayments to related parties namely Shenzhen Yuecheng Cultural Development Co., Ltd and Qilun Classical Art Creation (Shenzhen) Studio were made in advance to secure the services of the aforementioned parties for delivery of paintings, artwork and jewelries. Qilun Classical Art Creation (Shenzhen) Studio is the main supplier of the Company’s Baihua Huagui painting works. Shenzhen Yuecheng Cultural Development Co., Ltd is the main supplier of the company’s jewelry products. The legal representative of Qilun Classical Art Creation(Shenzhen) Studio is Li Zhandong.Li Zhandong is the father of Ms. Li Ruowen,who is the chairman of Qilun Culture.Yang Jingxia holds 20% of the shares in Shenzhen Yuecheng Cultural Development Co., Ltd.Yang Jingxia is the mother of Ms. Li Ruowen.

As of the reporting date, the Company have received a total of 28 original paintings from Qilun Classical Art Creation (Shenzhen) Studio, totaling RMB 7,280,000.

Related parties’ transactions

Purchase from related parties consisted of the following for the periods indicated:

	For the Six Months ended June 30,
Name of related parties	2023	2022
Qilun Classical Art Creation (Shenzhen) Studio	$597,031	$572,646
Guangyi Sui	148,718	-
Total	$745,749	$572,646

Qilun Classical Art Creation (Shenzhen) Studio is 100% controlled by Zhaodong Li, who is Ruowen Li’s parent, these transactions were painting purchase.

F-15

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 6. RELATED PARTY TRANSACTIONS (Cont’d)

Related parties’ transactions (Cont’d)

Sales to related parties consisted of the following for the periods indicated:

	For the Six Months ended June 30,
Name of related parties	2023	2022
Yuanheng Culture Art Creative Co., Ltd.	$68,362	$12,696
Jingxia Yang	10,881	17,143
Ruowen Li	17,892	-
Total	$97,135	$29,839

NOTE 7. DEPOSITS RECEIVED

At June 30, 2023 and December 31, 2022, deposits received consist of the following:

	June 30, 2023	December 31, 2022
Received from customer in advance for goods sales – third parties	$3,014,420	$2,286,017
Received from customer in advance for goods sales – related parties	103,200	438,302
Deposits received – third parties, non current	4,421,410	3,545,788
Total	$7,539,030	$6,270,107

NOTE 8. Other payables

At June 30, 2023 and December 31, 2022, other payables consist of the following:

	June 30, 2023	December 31, 2022
Payment in advance for share capital	$406,509	427,544
Others	3,809	7,901
Total	$410,318	$435,445

Other payable relate the proceeds received from subscribers to Company’s common stock that has yet to be registered as of June 30, 2023.

F-16

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 9. REVENUE

The Company’s revenue consists of products sales and service revenue.

	For the Six Months Ended June 30,
Category of Revenue:	2023	2022
Products sales – third parties	$5,001,650	$1,706,589
Products sales – related parties	97,135	29,839
Services revenue	193,993	116,096
Total revenue	$5,292,778	$1,852,524

Timing of Revenue Recognition:
Services transferred at a point in time	$193,993	$116,096
Goods transferred at a point in time	5,098,785	1,736,428
	$5,292,778	$1,852,524

NOTE 10. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, Qilun and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Qilun Group (HK) and Qilun Culture (HK) were incorporated in Hong Kong and is subject to Hong Kong profits tax. Qilun Group (HK) and Qilun Culture (HK) are subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. The applicable statutory tax rate is 16.5%. The Company did not have any income/(loss) subject to the Hong Kong profits tax.

China

Qilun Holding (Shenzhen) and its subsidiaries are subject to a 25% standard enterprise income tax in the PRC.

The following table summarizes income/(loss) before income taxes incurred in the PRC and outside of the PRC:

	Six Months Ended June 30
Income/(loss) before income taxes:	2023	2022
PRC	$1,905,927	$30,198
Outside of PRC	(125)	-
Total	$1,905,802	$30,198

Expenses for income taxes are comprised of:

	Six Months Ended June 30
Current Tax:	2023	2022
PRC	$494,428	$2,054
Outside of PRC	-	-
Income tax expense	$494,428	$2,054

F-17

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 10. INCOME TAXES (Cont’d)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate as follows：

	For the Six Months Ended June 30,
	2023	2022
Net income before provision for income taxes	$1,905,927	$30,198
PRC statutory tax rate	25%	25%
Income at statutory tax rate	476,482	7,550
Expenses non-deductible	23,648
Effect of preferential tax rates granted to the PRC entities	(5,702)	(5,496)
Income tax expense	$494,428	$2,054
Effective income tax rate	25.9%	6.8%

NOTE 11. LEASE

Operating Lease Agreements – On March 4, 2021 the Company leased office space (approximately 232.26 square meters) under non-cancellable operating lease agreement with a third-party lessor, in Shenzhen. Under terms of the lease agreement, from March 2021, Qilun Culture (Shenzhen) is committed to lease payments of approximately $120,896 per year for 2 years. On March 1, 2023 the Company renewed the lease for one year. This office is used for the operations of Qilun Culture (Shenzhen).

On April 1, 2022 the Company leased office space (approximately 250 square meters) under non-cancellable operating lease agreement with a third-party lessor, in Shenzhen. Under terms of the lease agreement, from April 1, 2022, Qilun Culture (Shenzhen) is committed to lease payments of approximately $57,333 per year for 2 years. This office is used for the operations of Qilun Culture (Shenzhen).

Leases with an initial term of 12 months or less are not recorded on the balance sheet. Operating lease cost is recognized as a single lease cost on a straight-line basis over the lease term and is recorded in Rentals and leases. For lease agreements entered into or reassessed after the adoption of Topic 842, the Company did not combine lease and non-lease components.

The exercise of lease renewal options has to be agreed by the lessors. The depreciable life of assets and leasehold improvements are limited by the term of leases, unless there is a transfer of title or purchase option reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Lease expense related to these noncancelable operating leases was $74,385 and $127,176 for the six months ended June 30, 2023 and 2022, respectively.

Balance sheet information related to the Company’s leases is presented below:

	June 30, 2023	December 31, 2022
Assets
Operating lease right of use assets	$97,359	$80,449
Liabilities
Operating lease liabilities – current	100,668	$72,439
Operating lease liabilities – non-current	-	13,809
Total Operating lease liabilities	100,668	$86,248

F-18

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 11. LEASE (Cont’d)

The following provides details of the Company’s lease expenses:

	For the Six Months Ended June 30
	2023	2022
Operating lease expenses	$74,385	$127,176

Other information related to leases is presented below:

	For the Six Months Ended June 30
	2023	2022
Cash Paid for Amounts Included in Measurement of Liabilities:
Financing cash flows from operating leases	$74,683	$62,299
Weighted Average Remaining Lease Term:
Operating leases	0.64years	1.45years
Weighted Average Discount Rate
Operating leases	4.75%	4.75%

As most of the Company’s leases do not provide an implicit rate, the Company uses 1-5 years borrowing rate from bank of 4.75% based on the information available at commencement date in determining the present value of lease payments.

Maturities of lease liabilities were as follows:

For the period ending June 30:
Remainder of 2023	$80,229
2024	22,194
2025	-
Total lease payments	102,423
Less: imputed interest	1,755
Total lease liabilities	$100,668

NOTE 12. CONTINGENCIES

Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

F-19

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 12. CONTINGENCIES (Cont’d)

Contingencies (Cont’d)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

The Company was not subject to any material loss contingency as of June 30, 2023 and December 31, 2022.

NOTE 13. OTHER RECEIVABLES AND DEPOSIT

Other receivables and deposit

	June 30, 2023	December 31, 2022
Loans to third parties (1)	$3,170,577	$-
Deposit and security deposit (2)	382,516	28,997
Others (3)	224,435	149,707
Total other receivables and deposit	$3,777,528	$178,704

(1) Loans are loans provided to third parties.As of June 30, 2023, our company has lent $3170577 to three third parties. Third party short-term loans mainly support short-term funds of external business partners of the company, and these loans calculate interest on a regular basis with a term not exceeding 1 year.The company regularly reviews loans to third parties to determine whether their cash value is still realizable.The company believes that based on the credit assessment of these third-party debtors and their relationships with them, the risks associated with the aforementioned loans are relatively low. As of the date of publication, the above-mentioned loan and interest have been fully recovered

(2) The deposit and security deposit mainly refer to the deposit and security deposit paid in advance for equipment, engineering, and housing leasing.

(3) Others mainly include prepaid employee reimbursement, social security and housing provident fund for employees.

F-20

QILUN GROUP INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 14. BASIC AND DILUTED EARNINGS PER SHARE

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares comprise shares issuable upon the exercise of share-based awards, using the treasury stock method. The reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for income from continuing operations is shown as follows:

	For the Six Months Ended June 30,
	2023	2022
Numerator:
Net profit attributable to common stockholders	$1,411,374	$28,144
Denominator:
Basic and diluted weighted-average number of shares outstanding	116,550,000	100,000,000
Net income per share:
Basic and diluted	$0.012	$0.0003

NOTE 15. SUBSEQUENT EVENTS

On December 5, 2023, Qilun Education & Training (Sanya) Co., Ltd registered in Hainan, Qilun Culture (Shenzhen) controlled 100% of the ownership of Qilun Education & Training (Sanya) Co., Ltd since its establishment.

On December 22, 2023,The name of Qilun Culture (Shenzhen) Group Co., Ltd. was changed to Qilun Culture (Sanya) Group Co., Ltd.

On May 12, 2023 the Company leased office space (approximately 2,204.58 square meters) under non-cancellable operating lease agreement with a third-party lessor, in Shenzhen. Under terms of the lease agreement, from July 2023, Qilun Culture (Shenzhen) is committed to lease payments of approximately $989,149 per year for 2.75 years. This office is used for the operations of Qilun Culture (Shenzhen)

F-21